Exhibit 99.27

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Chap Mercantile Inc. (“Silver Wheaton”)

1560-200 Burrard Street

Vancouver, BC  V6C 3L6

2.

Date of Material Changes

November 15 and 16, 2004

3.

News Releases

News releases with respect to the material change referred to in this report were issued through newswire services on November 15 and 16, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Changes

Silver Wheaton entered into a letter of intent pursuant to which it has agreed to purchase 100% of all silver produced by Zinkgruvan Mining AB (“Zinkgruvan”), a wholly-owned subsidiary of Lundin Mining Corporation (TSX: LUN) (“Lundin Mining”), for US$75 million, comprised of an up front payment of US$50 million in cash, 30 million common shares of Silver Wheaton and 30 million common share purchase warrants of Silver Wheaton.  Silver Wheaton will acquire each ounce of silver for the lesser of US$3.90 (subject to an inflationary adjustment after three years) and the then prevailing market price per ounce of silver.  Each warrant will be exercisable into one common share at a price of Cdn$0.80 until August 5, 2009.

Silver Wheaton also entered into an agreement with GMP Securities Ltd. and a syndicate of underwriters including Canaccord Capital Corporation, Orion Securities Inc., First Associates Investments Inc., Fort House Inc., Haywood Securities Inc., Salman Partners Inc., Scotia Capital Inc. and Sprott Securities Inc. which have agreed to purchase, on an underwritten basis, by way of private placement, an aggregate of 64 million units of Silver Wheaton at a price of Cdn$0.75 per unit for aggregate gross proceeds of Cdn$48 million.  The underwriters will also have the option to purchase up to an additional 16 million units at the issue price exercisable until 48 hours prior to the closing of the offering for additional gross proceeds of Cdn$12 million.  Each unit will be comprised of one Silver Wheaton common share and one-half of one Series “A” common share purchase warrant of Silver Wheaton.  Each whole warrant will entitle the holder to purchase one Silver Wheaton common share at a price of Cdn$1.10 for a period of five years after the closing date.  The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the acquisition of 100% of all silver produced by Zinkgruvan at its mining operations in Sweden, and for general corporate purposes.

5.

Full Description of Material Changes

Silver Wheaton, which is 75% owned by Wheaton River Minerals Ltd., entered into a letter of intent pursuant to which it has agreed to purchase 100% of all silver produced by Zinkgruvan, a wholly-owned subsidiary of Lundin Mining.  With this acquisition, Silver Wheaton is expected to sell 9.5 million ounces of silver in 2005 and over 10 million ounces in 2006.

Zinkgruvan is a zinc/lead/silver mine in Sweden which expects to produce approximately 2 million ounces of silver annually for a minimum of 19 years, and is one of the lowest cost zinc mines in the world.  Zinkgruvan is located in south-central Sweden and has been in production on a continuous basis since 1857.

Lundin Mining, Zinkgruvan and Silver Wheaton will enter into a number of agreements pursuant to which Silver Wheaton will purchase 100% of all silver produced by Zinkgruvan for US$75 million, comprised of an up front payment of US$50 million in cash, 30 million common shares of Silver Wheaton and 30 million common share purchase warrants of Silver Wheaton.  Silver Wheaton will acquire each ounce of silver for the lesser of US$3.90 (subject to an inflationary adjustment after three years) and the then prevailing market price per ounce of silver.  Each warrant will be exercisable into one common share at a price of Cdn$0.80 until August 5, 2009.

Upon completion, Silver Wheaton will be the only mining company with 100% of its revenue from silver production and has over US$15 million in cash.  Silver Wheaton is debt-free, unhedged and is well positioned for further growth.

Closing of the transaction is subject to execution of definitive agreements and receipt of all regulatory approvals and third-party consents, including acceptance by the Toronto Stock Exchange.  The transaction is expected to close by mid-December 2004.

Equity Financing

Silver Wheaton entered into an agreement with GMP Securities Ltd. and a syndicate of underwriters including Canaccord Capital Corporation, Orion Securities Inc., First Associates Investments Inc., Fort House Inc., Haywood Securities Inc., Salman Partners Inc., Scotia Capital Inc. and Sprott Securities Inc. which have agreed to purchase, on an underwritten basis, by way of private placement, an aggregate of 64 million units of Silver Wheaton at a price of Cdn$0.75 per unit for aggregate gross proceeds of Cdn$48 million.  The underwriters will also have the option to purchase up to an additional 16 million units at the issue price exercisable until 48 hours prior to the closing of the offering for additional gross proceeds of Cdn$12 million.  Each unit will be comprised of one Silver Wheaton common share and one-half of one Series “A” common share purchase warrant of Silver Wheaton.  Each whole warrant will entitle the holder to purchase one Silver Wheaton common share at a price of Cdn$1.10 for a period of five years after the closing date.

The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the acquisition of 100% of all silver produced by Zinkgruvan at its mining operations in Sweden, and for general corporate purposes.

Completion of the private placement is subject to receipt of all necessary regulatory and other approvals, including the approval of the Toronto Stock Exchange.  It is anticipated that closing of the private placement will occur on or about November 30, 2004.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

9.

Date of Report

November 16, 2004.

Per:

Peter Barnes

Executive Vice President and

Chief Financial Officer